
UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

October 3, 2013

Eric F. Fess, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, IL 60603

Re: Guggenheim Defined Portfolios, Series 1108
        File Nos. 333-191488 and 811-03763

Dear Mr. Fess:

On October 1, 2013, you filed a registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1108 (the "Fund"), consisting of a unit investment trust, Secular Growth Portfolio, 2013 Series (the "Trust"). We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings and defined terms from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

Investment Summary — Principal Investment Strategy

1.   The first sentence of this section states that the Trust will invest at least 80% of the value of its assets in "secular growth equity securities." Please describe in this section the particular types of equity securities in which the Trust will invest (i.e., common stocks, preferred stocks, etc.).

2.	The second paragraph of this section states that the Trust's portfolio of securities was selected by the sponsor "based in part" on research published by Morgan Stanley & Co. LLC ("Morgan Stanley"). Please disclose the particular aspects of the Morgan Stanley research that were used in the Trust's security selection process. Also, please disclose the other sources that were used in portfolio selection. Finally, please inform us whether Morgan Stanley has consented to this reference to its investment research product and to the use of its name in the Trust's prospectus and, if so, advise us whether the Trust will include the consent as an exhibit to the registration statement.

Investment Summary — Security Selection

3.	The second sentence in this section states that the Trust's common stocks may include the common stocks of U.S. and foreign companies. However, the first bullet point in this section states that the Trust's security selection methodology begins with "an initial universe of all U.S. securities." Please resolve this inconsistency.

4.	Please identify the "changing economic, industry and consumer trends" referenced in the fourth bullet point of this section. Also, please explain to us why economic trends are used for portfolio selection, when earlier disclosure states that the Trust will select securities that are "not dependent on the economic cycle." In addition, please explain to us why long term secular growth trends are an appropriate investment consideration for a unit investment trust that will terminate in approximately 15 months.

Investment Summary — Principal Risks

5.	Please discuss the adverse tax consequences of investing in MLPs.

Investment Summary — Trust Portfolio

6.	We note that companies whose common stock will be constituents of the Trust portfolio have various relationships with Morgan Stanley. Please provide disclosure in the summary of principal risks regarding the potential conflict of interest that this may represent relative to the Morgan Stanley research cited in the principal investment strategy section.

GENERAL COMMENTS

7.	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

8.	Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in

response to a comment, please indicate this fact in a letter to us and briefly state the basis for
your position.

9.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing reviewed by the staff to be certain that they have provided all information investors
require to make an informed decision. Since the Fund and its sponsor are in possession of all
facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the
disclosures they have made.

* * * * * * *

Notwithstanding our comments, in the event the Fund requests acceleration of the
effective date of the pending registration statement, it should furnish a letter, at the time of such
request, acknowledging that

•   should the Commission or the staff, acting pursuant to delegated authority,
declare the filing effective, it does not foreclose the Commission from taking any action with
respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority,
in declaring the filing effective, does not relieve the Fund from its full responsibility for the
adequacy and accuracy of the disclosure in the filing; and

•   the Fund may not assert this action as a defense in any proceeding initiated by the
Commission or any person under federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Investment Management in connection
with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration
statement as a confirmation of the fact that those requesting acceleration are aware of their
respective responsibilities. We will act on the request and, pursuant to delegated authority, grant
acceleration of the effective date.

Should you have any questions prior to filing a pre-effective amendment, please feel free
to contact me at 202-551-6959.

Sincerely,

/s/ Edward P. Bartz

Edward P. Bartz
Senior Counsel